EXHIBIT 4.1

DESCRIPTION OF SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF

THE SECURITIES EXCHANGE ACT OF 1934

The following summary describes the common stock of Authentic Holdings, Inc., a Nevada corporation (“we,” or the “Company”), which is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Only the Company’s common stock is registered under Section 12 of the Exchange Act.

DESCRIPTION OF CAPITAL STOCK

The following description of our common stock is a summary and is qualified in its entirety by reference to our Articles of Incorporation, as amended and our Bylaws, as amended, which are incorporated by reference as exhibits to this Annual Report on Form 10-K, and by applicable law.

Our authorized capital stock consists of 2,500,000,000 shares of common stock, with a par value of $0.001 per share, and 1,000,000 shares of preferred stock, with a par value of $0.001 per share. As of December 31, 2023, there were 2,024,420,237 shares of our common stock issued and outstanding, 400,000 shares of Series B Preferred Stock issued and outstanding, 100,000 shares of Series C Preferred Stock issued and outstanding, and 100,000 shares of Series D Preferred Stock issued and outstanding.

Common Stock

Our common stock is entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of our common stock will possess all voting power. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of our common stock that are present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock. Holders of our common stock representing fifty percent (50%) of our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our Articles of Incorporation. Our Articles of Incorporation do not provide for cumulative voting in the election of directors.

Subject to any preferential rights of any outstanding series of preferred stock created by our board of directors from time to time, the holders of shares of our common stock will be entitled to such cash dividends as may be declared from time to time by our board of directors from funds available, therefore.

Subject to any preferential rights of any outstanding series of preferred stock created from time to time by our board of directors, upon liquidation, dissolution or winding up, the holders of shares of our common stock will be entitled to receive pro rata all assets available for distribution to such holders.

In the event of any merger or consolidation with or into another company in connection with which shares of our common stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of our common stock will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash). Holders of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

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Preferred Stock

Our board of directors is authorized by our articles of incorporation to divide the authorized shares of our preferred stock into one or more series, each of which must be so designated as to distinguish the shares of each series of preferred stock from the shares of all other series and classes. Our board of directors is authorized, within any limitations prescribed by law and our articles of incorporation, to fix and determine the designations, rights, qualifications, preferences, limitations and terms of the shares of any series of preferred stock including, but not limited to, the following:

(1) The number of shares constituting that series and the distinctive designation of that series, which may be by distinguishing number, letter or title;

(2) The dividend rate on the shares of that series, whether dividends will be cumulative, and if so, from which date(s), and the relative rights of priority, if any, of payment of dividends on shares of that series;

(3) Whether that series will have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(4) Whether that series will have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors determines;

(5) Whether or not the shares of that series will be redeemable, and, if so, the terms and conditions of such redemption, including the date or date upon or after which they are redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

(6) Whether that series will have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

(7) The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights of priority, if any, of payment of shares of that series; and

(8) Any other relative rights, preferences and limitations of that series.

Series B Preferred Stock

The Company has designated a “Class B Convertible Preferred Stock” (the “Class B Preferred”). The number of authorized shares totals 1,000,000, and the par value is $.001 per share. The Class B Preferred shareholders vote together with the common stock as a single class. The holders of Class B Preferred are entitled to receive all notices relating to voting as are required to be given to the holders of the Common Stock. The holders of Class B Preferred shares shall be entitled to 10,000 votes per share. The Class B Preferred Stock will have the rights to liquidation as all classes of the Company’s Common Stock. The Class B Preferred stockholders are entitled to receive non-cumulative dividends at 8% per annum, accrued daily. The Corporation shall redeem the Class B Preferred Stock for 100% of the original purchase price plus the amount of cash dividends accrued on the earlier of 6 months from the date of issuance, or the date that the Corporation received its funding from any outside source in conjunction with a merger, reverse merger or any change of control. In the event of any liquidation, dissolution, or winding up of the Corporation, either voluntary or involuntary, the holders of the Class B Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any assets of the Corporation to the holders of the Common Stock, the amount of $.035 per share plus any accrued but unpaid dividends. At December 31, 2023 and 2022, there were 200,000 and 200,000 shares of Series B Preferred Stock issued and outstanding, respectively.

Series C Preferred Stock

On April 26, 2023, the Board of Directors created, out of the available shares of preferred stock, par value $0.001 per share, a series of preferred stock known as “Series C Preferred Stock” consisting of 100,000 shares.

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Under the terms of the Certificate of Designation for the Series C Preferred Stock, the shares shall not accrue nor pay dividends except as declared by the board of directors in its sole discretion. The Series C Preferred Stock shall rank pari passu with the Series B Preferred Stock and common stock in respect of the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company.

The outstanding shares of Series C Preferred Stock shall automatically convert into shares of our common stock upon the following to occur:

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Upon the two-year anniversary of the filing of the Certificate of Designation with the State of Nevada, 25% of the shares of Series C Preferred Stock held by any Holder of record of Series C Preferred Stock shall be automatically converted into Common Stock at a ratio of one hundred shares of Common Stock for each share of Series C Preferred Stock.

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Upon achievement by Maybacks of reaching 40 channels, 50% of the shares of Series C Preferred Stock held by any Holder of record of Series C Preferred Stock shall be automatically converted into Common Stock at a ratio of one hundred shares of Common Stock for each share of Series C Preferred Stock.

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Upon the achievement by Maybacks of reaching the first $250,000 in “net ad revenue” (post ad agency payout), 2.5% of the shares of Series C Preferred Stock held by any Holder of record of Series C Preferred Stock shall be automatically converted into Common Stock at a ratio of one hundred shares of Common Stock for each share of Series C Preferred Stock.

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After the achievement by Maybacks of reaching the first $250,000 in “net ad revenue” (post ad agency payout), for each successive nine (9) times that Maybacks achieves $250,000 in “net ad revenue” (post ad agency payout), 2.5% of the shares of Series C Preferred Stock held by any Holder of record of Series C Preferred Stock shall be automatically converted into Common Stock at a ratio of one hundred shares of Common Stock for each share of Series C Preferred Stock.

In the event that the Company goes through a “Change of Control” event, the foregoing milestone achievements above shall be deemed accomplished and all rights to the shares of Common Stock shall immediately vest prior to the close of such Change of Control event.

At December 31, 2023 and 2022, there were 100,000 and 0 shares of Series C Preferred Stock issued and outstanding, respectively.

Series D Preferred Stock

On June 20, 2023, the Board of Directors created, out of the available shares of preferred stock, par value $0.001 per share, a series of preferred stock known as “Series D Preferred Stock” consisting of 100,000 shares.

Under the terms of the Certificate of Designation for the Series D Preferred Stock, the shares shall not accrue nor pay dividends except as declared by the board of directors in its sole discretion. The Series D Preferred Stock shall not have voting rights except as it pertains to altering the rights associated with the Series D Preferred Stock. The Series D Preferred Stock shall have a stated value of $50 per share (the “Stated Value”) and each share shall be entitled to a preference over the common stock, the Series B Preferred Stock, and the Series C Preferred Stock of the Stated Value upon the liquidation, dissolution and winding up of the Company. Each share of Series D Preferred Stock shall be convertible, at any time after three years of issuance or immediately in the event of a change in control at the option of the Holder thereof, into that number of shares of common stock (subject to a beneficial ownership limitation of up to 9.99%) determined by dividing the Stated Value by the Conversion Price, which is closing price of the common stock of the Company on the OTC, on the day immediately prior to the conversion. The Company has the right to redeem the Series D Preferred Stock after five years by making a payment of cash equal to 106% of the sum of an amount equal to the total number of Series D Preferred Stock held by the Holder multiplied by the Stated Value. In the event of a change in control, the company shall redeem the outstanding shares of Series D Preferred Stock by making a payment in cash using the same formula.

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At December 31, 2023 and 2022, there were 100,000 and 0 shares of Series D Preferred Stock issued and outstanding, respectively.

Provisions in Our Articles of Incorporation and By-Laws That Would Delay, Defer or Prevent a Change in Control

Our articles of incorporation authorize our board of directors to issue a class of preferred stock commonly known as a “blank check” preferred stock. Specifically, the preferred stock may be issued from time to time by the board of directors as shares of one (1) or more classes or series. Our board of directors, subject to the provisions of our Articles of Incorporation and limitations imposed by law, is authorized to adopt resolutions; to issue the shares; to fix the number of shares; to change the number of shares constituting any series; and to provide for or change the following: the voting powers; designations; preferences; and relative, participating, optional or other special rights, qualifications, limitations or restrictions, including the following: dividend rights, including whether dividends are cumulative; dividend rates; terms of redemption, including sinking fund provisions; redemption prices; conversion rights and liquidation preferences of the shares constituting any class or series of the preferred stock.

 In each such case, we will not need any further action or vote by our shareholders. One of the effects of undesignated preferred stock may be to enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of preferred stock pursuant to the board of director’s authority described above may adversely affect the rights of holders of common stock. For example, preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock at a premium or may otherwise adversely affect the market price of the common stock.

Dividend Policy

We have never declared or paid any cash dividends on our common stock.  We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Certain Anti-Takeover Provisions

Nevada Revised Statutes sections 78.378 to 78.379 provide state regulation over the acquisition of a controlling interest in certain Nevada corporations unless the articles of incorporation or bylaws of the corporation provide that the provisions of these sections do not apply. Our articles of incorporation and bylaws do not state that these provisions do not apply. The statute creates a number of restrictions on the ability of a person or entity to acquire control of a Nevada company by setting down certain rules of conduct and voting restrictions in any acquisition attempt, among other things. The statute is limited to corporations that are organized in the state of Nevada and that have 200 or more stockholders, at least 100 of whom are stockholders of record and residents of the State of Nevada; and does business in the State of Nevada directly or through an affiliated corporation. Because of these conditions, the statute currently does not apply to our company.

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